UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 22, 2024

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 22, 2024	By:	/s/ Brody Speers
Brody Speers Vice President, Finance & Treasurer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2023 RESULTS
Highlights
•GAAP net income attributable to shareholders of Teekay of $35.4 million, or $0.38 per share, and adjusted net income attributable to shareholders of Teekay(1) (excluding items listed in Appendix A to this release) of $31.9 million, or $0.35 per share, in the fourth quarter of 2023.
•Adjusted EBITDA(1) of $127.2 million in the fourth quarter of 2023.
•Fiscal year 2023 GAAP net income of $150.6 million, or $1.59 per share, adjusted net income attributable to shareholders of Teekay of $150.5 million, or $1.59 per share, and adjusted EBITDA of $618.9 million.
•Tanker market remains strong with Teekay Tankers securing first quarter 2024 to-date average spot rates of $50,100 per day for its Suezmax fleet and $50,900 per day for its Aframax fleet, respectively.
•In line with Teekay Tankers' fixed dividend policy, Teekay Tankers declared a quarterly cash dividend of $0.25 per common share for the quarter ended December 31, 2023, payable on March 15, 2024.
•During the fourth quarter of 2023, Teekay Parent repurchased a further $4.0 million of its outstanding common shares, bringing the total repurchases since the beginning of its share repurchase programs in August 2022 to $65.8 million at an average price of $5.21 per share.
Hamilton, Bermuda, February 22, 2024 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the three and twelve months ended December 31, 2023. These results include the Company’s publicly-listed consolidated subsidiary, Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than Teekay Tankers, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2023 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	339,192	311,682	393,479	1,464,975	1,190,184
Income from vessel operations	112,967	81,254	148,163	531,725	245,766
Net income attributable to the shareholders of Teekay	35,382	26,158	39,104	150,641	78,407
Basic earnings per common share of Teekay	0.38	0.28	0.39	1.59	0.77
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	127,234	105,819	173,449	618,907	341,664
Adjusted net income attributable
to shareholders of Teekay (1)	31,891	24,790	44,319	150,471	64,609
Adjusted net earnings per share
attributable to shareholders of Teekay (1)	0.35	0.27	0.44	1.59	0.63
		As at December 31,	As at September 30,	As at June 30,	As at March 31,
(in thousands of U.S. dollars, except number of shares)		2023	2023	2023	2023
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT
Net cash(2)		287,433	283,943	272,354	291,020
Market value of investment in Teekay Tankers (3)		489,445	407,757	374,455	414,803
Number of outstanding shares of common stock at end of period		91,006,182	90,949,328	91,374,909	96,027,318

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.
(2)Teekay Parent net cash as of December 31, 2023 includes cash and cash equivalents and short-term investments. Teekay Parent's net cash position increased compared to that as of September 30, 2023, primarily due to cash dividends of $2.4 million received from Teekay Tankers during the three months ended December 31, 2023 and changes in working capital, partially offset by Teekay Parent common share repurchases. As at December 31, 2023, Teekay Parent's remaining FPSO unit decommissioning and recycling costs are estimated to be approximately $3.2 million, which are expected to be paid through mid-2024.
(3)As at December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023, Teekay Parent owned 9.8 million, 9.8 million, 9.8 million, and 9.7 million Teekay Tankers Class A and B common shares, respectively, and the closing price of Teekay Tankers shares were $49.97 per share, $41.63 per share, $38.23 per share, and $42.93 per share, respectively.

CEO Commentary
“Teekay reported strong fourth quarter results, capping off a year where we recorded our highest annual adjusted net income in 15 years,” commented Kenneth Hvid, Teekay’s President and CEO. “Teekay Tankers also reported another strong quarter, contributing to its highest annual adjusted net income in company history.”

“In addition, 2023 has been a year of major milestones for the Teekay Group. This included celebrating our 50th year anniversary as a company, experiencing one of the strongest years for crude tanker spot rates and Teekay Tankers transforming its balance sheet, which included it becoming net debt-free during the year. With Teekay Tankers' spot market exposure and leading position in mid-sized tankers, we believe we are well positioned to continue benefiting from strong tanker market fundamentals.”

“Lastly, Teekay continued to return capital to shareholders through the repurchase of another $4.0 million of its common shares during the fourth quarter of 2023. Since August 2022, Teekay has repurchased $65.8 million of its common shares, or approximately 12.4% of the outstanding common shares immediately prior to commencement of its stock repurchase programs in August 2022, at an average price of $5.21 per share.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
The Company's GAAP and adjusted net income attributable to shareholders of Teekay decreased for the fourth quarter of 2023 compared to the same quarter of the prior year, primarily due to reduced earnings from Teekay Tankers as a result of lower spot tanker rates. In addition, GAAP net income attributable to shareholders was positively impacted by a $10.4 million gain on the sale of a Teekay Tankers vessel in the fourth quarter of 2023.

The following table highlights the operating performance of Teekay Tankers' vessels trading in revenue sharing arrangements (RSAs), on voyage charters and in full service lightering, in each case measured in net revenues(a) per revenue day(b), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	December 31, 2023(b)	September 30, 2023(b)	December 31, 2022(b)
Suezmax revenue days	2,153	2,251	2,261
Suezmax spot TCE per revenue day (b)	$37,041	$34,954	$56,008
Aframax / LR2 revenue days	2,276	2,256	1,963
Aframax / LR2 spot TCE per revenue day (b)	$44,545	$36,579	$52,136

(a)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(b)    Revenue days are the total number of calendar days Teekay Tankers' vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
Please refer to Teekay Tankers' fourth quarter and annual 2023 earnings release for additional information on the financial results for Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
In August 2022, Teekay's Board of Directors authorized the repurchase of up to $30 million of Teekay common shares. Following the completion of this share repurchase program in March 2023, Teekay's Board of Directors authorized two additional share repurchase programs in March 2023 and June 2023 for the repurchase of up to an additional $30 million and $25 million, respectively, of common shares. Teekay has repurchased a total of approximately 12.6 million common shares under the programs to date, or approximately 12.4% of the outstanding common shares immediately prior to commencement of the programs in August 2022, for a total cost of $65.8 million, representing an average repurchase price of $5.21 per share.
Teekay Tankers
In December 2023, Teekay Tankers agreed to sell two 2004-built Aframax vessels for gross proceeds of $46.5 million. One vessel sale was completed in December 2023 and resulted in a gain on sale of $10.4 million. The other vessel sale was completed in February 2024 and is expected to result in a gain on sale of approximately $11.5 million during the first quarter of 2024.

In January 2024, Teekay Tankers gave notice of its exercise of purchase options on eight vessels under sale-leaseback arrangements for a total purchase price of $137 million. The vessels are expected to be repurchased with cash balances in March 2024 and will then be unencumbered. Teekay Tankers is expected to be debt free after these eight vessels are repurchased.

The following table presents Teekay Tankers’ TCE rates booked to date in the first quarter of 2024 for its spot-traded fleet, together with the percentage of total revenue days currently fixed for the first quarter:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$50,100	68%
Aframax / LR2 (1)	$50,900	67%
(1)    Rates and percentage booked to date include Aframax RSA, full service lightering and non-RSA voyage charters for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Please refer to Teekay Tankers' fourth quarter and annual 2023 earnings release for additional information about recent developments of Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay is a leading provider of international crude oil marine transportation and other marine services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate approximately 64 conventional tankers and other marine assets, including vessels operated for the Australian government. With offices in eight countries and approximately 2,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted EBITDA and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e., net income before interest, taxes, and depreciation and amortization), adjusted to exclude certain items the timing or amount of which cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, write-downs and/or gains and losses on sale of operating assets, unrealized gains and losses on derivative instruments, credit loss provision adjustments, loss on bond repurchases, loss on deconsolidation, equity income (loss), and other income or loss, for both continuing operations and discontinued operations. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense), and realized gains or losses on interest rate swaps resulting from amendments or terminations of underlying instruments, both for continuing and discontinued operations.
Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for reconciliations of Adjusted EBITDA to net income, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	339,192	311,682	393,479	1,464,975	1,190,184

Voyage expenses	(118,828)	(113,274)	(131,989)	(474,371)	(495,604)
Vessel operating expenses	(61,184)	(59,387)	(63,351)	(241,585)	(275,139)
Time-charter hire expenses	(19,822)	(19,378)	(8,035)	(70,836)	(27,374)
Depreciation and amortization	(24,627)	(24,565)	(24,459)	(97,551)	(99,033)
General and administrative expenses	(12,124)	(13,824)	(13,671)	(57,590)	(57,552)
Gain on sale and write-down of assets – net	10,360	—	—	10,360	21,863
Restructuring charges	—	—	(3,811)	(1,677)	(11,579)
Income from vessel operations	112,967	81,254	148,163	531,725	245,766

Interest expense	(4,215)	(6,461)	(9,762)	(28,009)	(38,580)
Interest income	7,122	6,652	3,916	24,128	6,689
Realized and unrealized gains on
non-designated derivative instruments	—	—	581	449	4,817
Equity income	516	666	1,708	3,432	244
Income tax (expense) recovery	(2,579)	2,109	(1,121)	(12,162)	(1,417)
Loss on bond repurchases (1)	—	—	—	—	(12,694)
Other – net	1,166	(95)	340	(2,140)	4,811
Net income from continuing operations	114,977	84,125	143,825	517,423	209,636
Loss from discontinued operations (2)	—	—	—	—	(20,276)
Net income	114,977	84,125	143,825	517,423	189,360
Net income attributable to non-controlling interests (2)	(79,595)	(57,967)	(104,721)	(366,782)	(110,953)
Net income attributable to the
shareholders of Teekay Corporation	35,382	26,158	39,104	150,641	78,407

Amounts attributable to the shareholders of Teekay
Corporation
Income from continuing operations	114,977	84,125	143,825	517,423	209,636
Net income attributable to
non-controlling interests, continuing operations	(79,595)	(57,967)	(104,721)	(366,782)	(172,881)
Net income attributable to the shareholders of
Teekay Corporation, continuing operations	35,382	26,158	39,104	150,641	36,755
Loss from discontinued operations	—	—	—	—	(20,276)
Net loss attributable to
non-controlling interests, discontinued operations	—	—	—	—	61,928
Net income attributable to the shareholders of
Teekay Corporation, discontinued operations	—	—	—	—	41,652
Net income attributable to the
shareholders of Teekay Corporation	35,382	26,158	39,104	150,641	78,407

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Earnings per common share(3) of Teekay Corporation,
continuing operations
- Basic	$0.38	$0.28	$0.39	$1.59	$0.36
- Diluted	$0.37	$0.27	$0.38	$1.54	$0.35
Earnings per common share(3) of Teekay Corporation,
discontinued operations
- Basic	$—	$—	$—	$—	$0.41
- Diluted	$—	$—	$—	$—	$0.40
Earnings per common share of Teekay Corporation (3)
- Basic	$0.38	$0.28	$0.39	$1.59	$0.77
- Diluted	$0.37	$0.27	$0.38	$1.54	$0.76

(1)Loss on bond repurchases for the year ended December 31, 2022 includes a $9.2 million loss on repurchase in full of Teekay Parent’s 9.25% Senior Secured Notes due in November 2022 (2022 Notes) and a $3.5 million loss on repurchases of Teekay Parent's 5% Convertible Notes due in January 2023 (Convertible Notes).
(2)Loss from discontinued operations for the year ended December 31, 2022 includes a $58.7 million loss on deconsolidation of the Teekay Gas Business (as defined below). Net loss attributable to non-controlling interests, discontinued operations for the year ended December 31, 2022 includes the realization of a deferred gain of $84.8 million relating to the intercompany sale of certain vessels from Teekay to the Teekay Gas Business in previous years, which was recognized upon the sale of the Teekay Gas Business. Together, these items resulted in a net gain of $26.2 million related to the deconsolidation of the Teekay Gas Business. "Teekay Gas Business" as used in this report refers, jointly, to Teekay LNG Partners L.P. (Teekay LNG) (now known as Seapeak LLC) and various of its subsidiaries that provided the shore-based operations for Teekay LNG and certain of Teekay LNG's joint ventures under management services contracts.
(3)Includes common shares related to non-forfeitable stock-based compensation.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted-average number of common shares outstanding
- Basic	92,332,045	92,775,107	101,031,403	94,484,659	102,119,129
- Diluted	94,571,844	94,861,508	103,858,918	96,644,969	104,415,597
Number of outstanding shares of common stock at end of period	91,006,182	90,949,328	98,318,395	91,006,182	98,318,395

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	114,829	188,733	129,345
Cash and cash equivalents - Teekay Tankers	365,251	227,292	180,512
Short-term investments - Teekay Parent (1)	172,604	95,210	210,000
Assets held for sale	11,910	—	—
Accounts receivable	117,794	134,880	140,837
Bunker and lube oil inventory	53,219	51,678	60,832
Accrued revenue and other current assets	85,650	71,673	98,365
Restricted cash - Teekay Tankers	691	691	6,849
Vessels and equipment - Teekay Tankers	1,158,210	1,194,614	1,253,368
Operating lease right-of-use assets	76,314	86,624	42,894
Net investment in and loans to equity-accounted investment	15,731	15,215	16,198
Other non-current assets	24,435	23,924	25,646
Total Assets	2,196,638	2,090,534	2,164,846
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	116,422	105,644	134,342
Current portion of long-term debt - Teekay Parent	—	—	21,184
Current portion of long-term debt and finance leases - Teekay Tankers	20,517	20,504	60,161
Long-term debt and finance leases - Teekay Tankers	119,082	124,216	472,599
Operating lease liabilities	76,314	86,624	43,443
Other long-term liabilities	63,957	61,817	63,511

Equity:
Non-controlling interests	1,068,068	993,736	746,143
Shareholders of Teekay	732,278	697,993	623,463
Total Liabilities and Equity	2,196,638	2,090,534	2,164,846

Net cash - Teekay Parent (2)	287,433	283,943	318,161
Net cash (debt) - Teekay Tankers (2)	226,343	83,263	(345,399)

(1)Short-term investments - Teekay Parent includes various bank term deposits and short-term debt securities issued by the United States government that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents, and, if applicable, restricted cash and short-term investments, less (b) short-term debt, current portion of long-term debt, current obligations related to finance leases, and long-term debt and long-term obligations related to finance leases.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended December 31,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	517,423	189,360
Less: income from discontinued operations	—	20,276
Income from continuing operations	517,423	209,636
Non-cash and non-operating items:
Depreciation and amortization	97,551	99,033
Gain on sale of assets	(10,360)	(21,863)
Loss on bond repurchase and other	22,503	17,783
Change in other operating assets and liabilities	6,339	(132,301)
Net operating cash flow - continuing operations	633,456	172,288
Net operating cash flow - discontinued operations	—	26,866
Net operating cash flow	633,456	199,154

FINANCING ACTIVITIES
Issuance costs, net of proceeds from issuance of long-term debt	(3,536)	—
Prepayments of long-term debt	(1,000)	(614,677)
Scheduled repayments of long-term debt	(21,184)	(56,914)
Proceeds from short-term debt	50,000	134,000
Prepayments of short-term debt	(50,000)	(159,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	—	288,108
Prepayments of obligations related to finance leases	(364,201)	—
Scheduled repayments of obligations related to finance leases	(34,113)	(50,636)
Sale of Teekay Tankers common shares	—	22,809
Purchase of Teekay Tankers common shares	(4,765)	(5,269)
Distributions paid from subsidiaries to non-controlling interests	(42,732)	—
Repurchase of Teekay Corporation common shares	(50,713)	(15,369)
Other financing activities	(1,806)	—
Net financing cash flow - continuing operations	(524,050)	(456,948)
Net financing cash flow - discontinued operations	—	—
Net financing cash flow	(524,050)	(456,948)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(10,198)	(15,430)
Proceeds from sale of vessels and equipment	23,561	82,621
Maturity of (purchase of) short-term investments	37,396	(210,000)
Repayments by (advances to) equity-accounted joint venture	3,900	(3,000)
Proceeds from sale of the Teekay Gas Business, net of cash sold	—	454,789
Net investing cash flow - continuing operations	54,659	308,980
Net investing cash flow - discontinued operations	—	—
Net investing cash flow	54,659	308,980
Increase in cash, cash equivalents and restricted cash	164,065	51,186
Cash, cash equivalents and restricted cash, beginning of the year	316,706	265,520
Cash, cash equivalents and restricted cash, end of the year	480,771	316,706

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2023		2023		2023
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net income – GAAP basis	114,977		84,125		517,423
Adjust for: Net income attributable to
non-controlling interests	(79,595)		(57,967)		(366,782)
Net income attributable to
shareholders of Teekay	35,382	0.38	26,158	0.28	150,641	1.59
(Subtract) add specific items affecting net loss
Unrealized loss from derivative instruments	—	—	—	—	3,709	0.04
Realized gain on termination of interest rate swap	—	—	—	—	(3,215)	(0.03)
Gain on sale of assets	(10,360)	(0.11)	—	—	(10,360)	(0.11)
Restructuring charges, net of recoveries	—	—	—	—	1,619	0.02
Other-net (2)	(1,789)	(0.02)	(4,755)	(0.05)	(1,288)	(0.01)
Non-controlling interests' share of items above (3)	8,658	0.09	3,387	0.04	9,365	0.10
Total adjustments	(3,491)	(0.04)	(1,368)	(0.01)	(170)	0.01
Adjusted net income attributable to
shareholders of Teekay	31,891	0.35	24,790	0.27	150,471	1.59
(1)Basic per share amounts.
(2)Includes proceeds related to the settlement of a legal claim during the three months ended December 31, 2023. The year ended December 31, 2023 amounts also include costs related to uncertain tax position, the early termination of certain obligations related to finance leases, non-cash expenses related to the sale of certain pension-related assets and obligations, an adjustment to the asset retirement obligation related to the Petrojarl Foinaven FPSO unit and foreign currency exchange losses (gains).
(3)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022		2022
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income – GAAP basis	143,825		189,360
Adjust for: Net income attributable to
non-controlling interests	(104,721)		(110,953)
Net income attributable to shareholders of Teekay	39,104	0.39	78,407	0.77
Add (subtract) specific items affecting net income
Unrealized gains from derivative instruments	621	0.01	(3,221)	(0.03)
FPSO decommissioning costs, net of recoveries	2,238	0.02	7,070	0.07
Gain on sale of assets	—	—	(21,863)	(0.21)
Restructuring charges, net of recoveries	3,811	0.04	8,980	0.09
Items relating to discontinued operations (2)	—	—	36,594	0.36
Loss on bond repurchases and other (3)	(679)	(0.01)	11,576	0.11
Non-controlling interests’ share of items above(4)	(776)	(0.01)	(52,934)	(0.52)
Total adjustments	5,215	0.05	(13,798)	(0.13)
Adjusted net income attributable to
shareholders of Teekay	44,319	0.44	64,609	0.63
(1)Basic per share amounts.
(2)Primarily relates to items presented in loss from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments. Also includes the loss on deconsolidation of $58.7 million in the year ended December 31, 2022. (Please refer to footnote (2) of the Summary Consolidated Statements of Income.)
(3)Includes a loss on the repurchase of the 2022 Notes in full and a loss on repurchases of the Convertible Notes. (Please refer to footnote (1) of the Summary Consolidated Statements of Income.) Also includes foreign currency exchange gains.
(4)Items affecting net income attributable to shareholders of Teekay include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Three Months Ended December 31, 2023
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	313,291	25,901	—	339,192

Voyage expenses	(118,828)	—	—	(118,828)
Vessel operating expenses	(36,612)	(24,572)	—	(61,184)
Time-charter hire expense	(19,822)	—	—	(19,822)
Depreciation and amortization	(24,627)	—	—	(24,627)
General and administrative expenses	(10,849)	(1,275)	—	(12,124)
Gains on sale of assets	10,360	—	—	10,360

Income from vessel operations (2)	112,913	54	—	112,967

Interest expense	(4,141)	(74)	—	(4,215)
Interest income	3,058	4,064	—	7,122
Equity income	516	—	—	516
Equity in income of subsidiaries (3)	—	32,099	(32,099)	—
Income tax expense	(1,617)	(962)	—	(2,579)
Other – net	965	201	—	1,166
Net income	111,694	35,382	(32,099)	114,977
Net income attributable to non-controlling interests (4)	—	—	(79,595)	(79,595)
Net income attributable to shareholders
of publicly-listed entities	111,694	35,382	(111,694)	35,382
.
(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the income from vessel operations earned by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the three months ended December 31, 2023, Teekay Parent received cash distributions of $2.4 million from Teekay Tankers.
(3)Teekay Parent's proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income for the Year Ended December 31, 2023
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Consolidation	Total
	Tankers	Parent	Adjustments(1)

Revenues	1,364,452	100,523	—	1,464,975

Voyage expenses	(474,371)	—	—	(474,371)
Vessel operating expenses	(148,960)	(92,625)	—	(241,585)
Time-charter hire expense	(70,836)	—	—	(70,836)
Depreciation and amortization	(97,551)	—	—	(97,551)
General and administrative expenses	(45,936)	(11,654)	—	(57,590)
Gains on sale of assets	10,360	—	—	10,360
Restructuring charges	(1,248)	(429)	—	(1,677)

Income (loss) from vessel operations (2)	535,910	(4,185)	—	531,725

Interest expense	(27,706)	(303)	—	(28,009)
Interest income	10,178	13,950	—	24,128
Realized and unrealized gain on
non-designated derivative instruments	449	—	—	449
Equity income	3,432	—	—	3,432
Equity in income of subsidiaries (3)	—	146,758	(146,758)	—
Income tax expense	(9,492)	(2,670)	—	(12,162)
Other – net	900	(3,040)	—	(2,140)
Net income	513,671	150,510	(146,758)	517,423
Net loss (income) attributable to
non-controlling interests (4)	—	131	(366,913)	(366,782)
Net income attributable
to shareholders/unitholders
of publicly-listed entities	513,671	150,641	(513,671)	150,641

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay Tankers and Teekay Parent.
(2)In addition to the loss from vessel operations incurred by Teekay Parent, it also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay Tankers. During the year ended December 31, 2023, Teekay Parent received cash distributions of $17.0 million from Teekay Tankers.
(3)Teekay Corporation’s proportionate share of the net income of its publicly-traded subsidiary, Teekay Tankers.
(4)Net income attributable to non-controlling interests represents the public’s share of the net income of Teekay’s publicly-traded subsidiary, Teekay Tankers.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	114,977	84,125	143,825	517,423	189,360
Depreciation and amortization	24,627	24,565	24,459	97,551	99,033
Interest expense, net of interest income	(2,907)	(191)	5,846	3,881	31,891
Income tax expense (recovery)	2,579	(2,109)	1,121	12,162	1,417
EBITDA	139,276	106,390	175,251	631,017	321,701
Specific income statement items affecting EBITDA:
Gain on sale and write-down of assets	(10,360)	—	—	(10,360)	(21,863)
Realized gains from interest rate swaps	—	—	(375)	(4,167)	(532)
Unrealized losses (gains) from derivative instruments	—	—	621	3,709	(3,222)
Equity income	(516)	(666)	(1,708)	(3,432)	(244)
Loss on bond repurchases	—	—	—	—	12,694
Other – net	(1,166)	95	(340)	2,140	(4,811)
Items relating to income from discontinued operations(1)	—	—	—	—	37,941
Adjusted EBITDA	127,234	105,819	173,449	618,907	341,664

(1)Primarily relates to items presented in income from discontinued operations on the consolidated statements of income, including unrealized gains on derivative instruments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the timing of payments of cash dividends by Teekay Tankers; the funding, expected timing and financial impact of Teekay Tankers' repurchase of certain vessels following exercise of related purchase options; management's expectation regarding the Teekay Group's ability to benefit from strong tanker market fundamentals; and the estimates and anticipated payment schedule of Teekay Parent's remaining FPSO decommissioning and recycling costs.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: payment by Teekay Tankers of its declared cash dividend; actual timing and form of payment for Teekay Tankers' repurchases of the eight vessels for which is has provided notice of the exercise of repurchase options; changes in tanker market fundamentals; and any unexpected complications or delays in fulfilling Teekay Parent's remaining FPSO decommissioning and recycling obligations; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda